                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

  X   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
 ---  1934 (Fee Required)

      For the fiscal year ended December 31, 1996

                                       OR

      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act --- of 1934 (Fee Required)

For the transition period from ______________________ to _______________________

Commission file number          0-1402
                       ---------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       The Lincoln Electric Company
       Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       The Lincoln Electric Company
       22801 St. Clair Avenue
       Cleveland, Ohio  44117

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              The Lincoln Electric Company
                                              Employee Savings Plan


                                              By:  /S/ H. JAY ELLIOTT
                                                 -------------------------------
                                                   H. Jay Elliott
                                                   Senior Vice President,
                                                   Chief Financial Officer
                                                   and Treasurer


                                                   June 30, 1997

                                    Annual Report

                                    THE LINCOLN ELECTRIC COMPANY
                                    EMPLOYEE SAVINGS PLAN

                                    PLAN SPONSOR AND ADMINISTRATOR
                                    The Lincoln Electric Company
                                    Cleveland, Ohio  44117
                                    (216) 481-8100

                                    Employer Identification Number:  34-0359955


                                    December 31, 1996 and 1995

                         Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits with fund information (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note A.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits (modified cash basis) and the statements of changes in net assets available for benefits (modified cash basis) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 6, 1997                                                  Ernst & Young LLP


Cleveland, Ohio

                          The Lincoln Electric Company
                              Employee Savings Plan


                        Statement of Net Assets Available
                       for Benefits With Fund Information

                                December 31, 1996


                                                                                 Fidelity
                                    Victory U.S.                  Fidelity       Advisors
                                     Government     The Bond      Advisors        Equity         Victory      Templeton
                                     Obligations    Fund of       Income &       Portfolio     Stock Index     Foreign
                                        Fund        America     Growth Fund     Growth Fund       Fund          Fund
                                    --------------------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                        $3,407,792    $ 327,615    $ 2,952,128    $ 6,739,793    $2,810,037      $4,892,733
   Money market fund
   The Lincoln Electric Company
     Common Shares
   The Lincoln Electric Company
     Class A Common Shares
   Participant loans receivable
                                    --------------------------------------------------------------------------------------
Total investments                        3,407,792     327,615      2,952,128      6,739,793     2,810,037       4,892,733

Investment income receivable                    86       2,407             74         13,646            70             120
Other receivables--net                                                                                 956
                                    --------------------------------------------------------------------------------------
Total assets                             3,407,878     330,022      2,952,202      6,753,439     2,811,063       4,892,853

LIABILITIES
Accrued purchase of investments                          2,399                                         956
Other payables--net                                                                   13,474
                                    --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $3,407,878    $ 327,623    $ 2,952,202    $ 6,739,965    $2,810,107     $4,892,853
                                    ======================================================================================


                                                           The
                                            The          Lincoln
                                          Lincoln        Electric
                                          Electric      Non-Voting
                                        Voting Stock      Stock        Loan
                                            Fund           Fund        Fund         Total
                                        -------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                                                    $21,130,098
   Money market fund                       $  2,480      $ 46,314                       48,794
   The Lincoln Electric Company
     Common Shares                          373,855                                    373,855
   The Lincoln Electric Company
     Class A Common Shares                                325,551                      325,551
   Participant loans receivable                                       $284,753         284,753
                                        -------------------------------------------------------
Total investments                           376,335       371,865      284,753      22,163,051

Investment income receivable                  1,402         1,203                       19,008
Other receivables--net                        3,122         3,186                        7,264
                                        -------------------------------------------------------
Total assets                                380,859       376,254      284,753      22,189,323

LIABILITIES
Accrued purchase of investments               5,051        48,238                       56,644
Other payables--net                                                                     13,474
                                        -------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $375,808      $328,016     $284,753     $22,119,205
                                        =======================================================


See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                        Statement of Net Assets Available
                       for Benefits With Fund Information

                                December 31, 1995


                                                                                 Fidelity
                                    Victory U.S.                  Fidelity       Advisors
                                     Government     The Bond      Advisors        Equity         Victory      Templeton
                                     Obligations    Fund of       Income &       Portfolio     Stock Index     Foreign
                                        Fund        America     Growth Fund     Growth Fund       Fund          Fund
                                    --------------------------------------------------------------------------------------

ASSETS
Investments:
   Mutual funds                        $2,316,043    $ 136,774    $ 1,920,942    $ 3,745,918     $1,380,276     $2,761,917
   Money market fund                                        73                                        1,858
   The Lincoln Electric Company
     Common Shares
   The Lincoln Electric Company
     Class A Common Shares
   Participant loans receivable

                                    --------------------------------------------------------------------------------------
Total investments                       2,316,043      136,847      1,920,942      3,745,918      1,382,134      2,761,917

Investment income receivable                  790           70         27,286          5,662                            14
                                    --------------------------------------------------------------------------------------
Total assets                            2,316,833      136,917      1,948,228      3,751,580      1,382,134      2,761,931

LIABILITIES
Accrued purchase of investments                          1,012         27,280          5,648
Other payables--net                                                                                   1,855
                                    --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $2,316,833    $ 135,905    $ 1,920,948    $ 3,745,932     $1,380,279     $2,761,931
                                    ======================================================================================


                                                      The
                                       The          Lincoln
                                     Lincoln        Electric
                                     Electric      Non-Voting
                                   Voting Stock      Stock       Loan
                                       Fund           Fund       Fund        Total
                                   ------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                                              $12,261,870
   Money market fund                  $  2,887       $ 9,203                      14,021
   The Lincoln Electric Company
     Common Shares                      74,100                                    74,100
   The Lincoln Electric Company
     Class A Common Shares                            38,496                      38,496
   Participant loans receivable                                  $65,927          65,927
                                   ------------------------------------------------------
Total investments                       76,987        47,699      65,927      12,454,414

Investment income receivable               389         1,532                      35,743
                                   ------------------------------------------------------
Total assets                            77,376        49,231      65,927      12,490,157

LIABILITIES
Accrued purchase of investments                                                   33,940
Other payables--net                                                                1,855
                                   ------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 77,376       $49,231     $65,927     $12,454,362
                                   ======================================================

See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information

                          Year Ended December 31, 1996


                                                                                    Fidelity
                                             Victory                   Fidelity     Advisors
                                               U.S.                    Advisors      Equity
                                            Government    The Bond     Income &    Portfolio     Victory     Templeton
                                 Key EB    Obligations    Fund of       Growth       Growth    Stock Index    Foreign
                               MaGIC Fund      Fund       America        Fund         Fund         Fund         Fund
                               -------------------------------------------------------------------------------------------
ADDITIONS
Contributions-employees                     $1,400,288    $ 126,909    $1,107,187  $2,365,832   $  940,189   $1,571,798
Investment income                 $ 372            101       16,694        71,461      26,393       39,822      105,393
Net appreciation (depreciation)
   in fair value of
   investments                                 125,318         (491)      124,581     690,278      335,998      495,167
                               -------------------------------------------------------------------------------------------
Total additions                     372      1,525,707      143,112     1,303,229   3,082,503    1,316,009    2,172,358

DEDUCTIONS
Benefits paid to participants                   37,478       10,111        29,228      76,134       20,525       41,092
Administrative expenses
Other cash distributions            372
                               -------------------------------------------------------------------------------------------
Total deductions                    372         37,478       10,111        29,228      76,134       20,525       41,092

Interfund transfers--net                      (397,184)      58,717      (242,747)    (12,336)     134,344         (344)
                               -------------------------------------------------------------------------------------------
Net additions                                1,091,045      191,718     1,031,254   2,994,033    1,429,828    2,130,922

Net assets available for
   benefits at beginning of
   the year                                  2,316,833      135,905     1,920,948   3,745,932    1,380,279    2,761,931
                               -------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS
   AT END OF THE YEAR             $   0     $3,407,878    $ 327,623    $2,952,202  $6,739,965   $2,810,107   $4,892,853
                               ===========================================================================================


                                                   The
                                     The         Lincoln
                                    Lincoln      Electric
                                    Electric    Non-Voting
                                  Voting Stock     Stock        Loan
                                     Fund         Fund         Fund          Total
                                  -----------------------------------------------------
ADDITIONS
Contributions-employees             $133,980     $ 71,416                 $  7,717,599
Investment income                      4,256        2,959     $ 16,673         284,124
Net appreciation (depreciation)
   in fair value of
   investments                        76,268       32,890                    1,880,009
                                  -----------------------------------------------------
Total additions                      214,504      107,265       16,673       9,881,732

DEDUCTIONS
Benefits paid to participants            185                                   214,753
Administrative expenses                  484          350                          834
Other cash distributions                                           930           1,302
                                  -----------------------------------------------------
Total deductions                         669          350          930         216,889

Interfund transfers--net              84,597      171,870      203,083
                                  -----------------------------------------------------
Net additions                        298,432      278,785      218,826       9,664,843

Net assets available for
   benefits at beginning of
   the year                           77,376       49,231       65,927      12,454,362
                                  -----------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS
   AT END OF THE YEAR               $375,808     $328,016     $284,753    $ 22,119,205
                                  =====================================================




See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information

                          Year Ended December 31, 1995


                                                                                    Fidelity
                                               Victory                 Fidelity     Advisors
                                                U.S.                   Advisors      Equity
                                             Government    The Bond    Income &    Portfolio     Victory     Templeton
                                  Key EB     Obligations   Fund of      Growth       Growth    Stock Index    Foreign
                                MaGIC Fund      Fund       America       Fund         Fund         Fund         Fund
                               --------------------------------------------------------------------------------------------
ADDITIONS
Contributions-employees          $  460,511  $ 1,013,894   $ 57,897    $1,154,670  $1,912,361   $  708,543   $1,583,408
Investment income                                 26,705         70        53,207       5,419       18,052       56,055
Net appreciation (depreciation)
   in fair value of
   investments                       54,972        8,270        849        87,909     528,408      165,655      133,317
                               --------------------------------------------------------------------------------------------
Total additions                     515,483    1,048,869     58,816     1,295,786   2,446,188      892,250    1,772,780

DEDUCTIONS
Benefits paid to participants         6,286        9,119                   10,517      13,764        2,018       16,643
Administrative expenses               2,408
                               --------------------------------------------------------------------------------------------
Total deductions                      8,694        9,119                   10,517      13,764        2,018       16,643

Interfund transfers--net         (1,170,007)     858,250     77,089       (50,963)    281,766      132,693     (269,321)
                               --------------------------------------------------------------------------------------------
Net additions (deductions)         (663,218)   1,898,000    135,905     1,234,306   2,714,190    1,022,925    1,486,816

Net assets available for
   benefits at beginning of
   the year                         663,218      418,833                  686,642   1,031,742      357,354    1,275,115
                               --------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS
   AT END OF THE YEAR            $        0  $ 2,316,833   $135,905    $1,920,948  $3,745,932   $1,380,279   $2,761,931
                               ============================================================================================


                                                   The
                                      The        Lincoln
                                    Lincoln      Electric
                                    Electric    Non-Voting
                                  Voting Stock    Stock        Loan
                                     Fund         Fund         Fund          Total
                                  ----------------------------------------------------
ADDITIONS
Contributions-employees            $ 31,908     $ 12,945                 $  6,936,137
Investment income                       429        1,514      $ 2,803         164,254
Net appreciation (depreciation)
   in fair value of
   investments                        4,039       (1,575)                     981,844
                                  ----------------------------------------------------
Total additions                      36,376       12,884        2,803       8,082,235

DEDUCTIONS
Benefits paid to participants                                                  58,347
Administrative expenses                   7           15                        2,430
                                  ----------------------------------------------------
Total deductions                          7           15                       60,777

Interfund transfers--net             41,007       36,362       63,124
                                  ----------------------------------------------------
Net additions (deductions)           77,376       49,231       65,927       8,021,458

Net assets available for
   benefits at beginning of
   the year                                                                 4,432,904
                                  ----------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS
   AT END OF THE YEAR              $ 77,376     $ 49,231      $65,927    $ 12,454,362
                                  ====================================================

See notes to financial statements.

               The Lincoln Electric Company Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


A.     DESCRIPTION OF THE PLAN

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Additional information about the Plan is contained in the Plan Document, which is available from the Company upon request.

GENERAL

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The accounting records of the Plan are maintained on the modified cash basis of accounting. Employee contributions are recorded when received by Key Trust Company of Ohio, N.A. (the Trustee), whereas investment income and plan liabilities are recorded when earned and incurred.

CONTRIBUTIONS

Eligible employees may make pre-tax contributions to the Plan of 1% or more of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($9,500 in 1996 and $9,240 in 1995). Employee contributions are fully vested when made. A participant for whose account a contribution is made shall have the right to direct the Trustee to invest such contribution in any one fund or in a combination of funds in 5% increments.

The Company, at its discretion, may make a matching contribution, profit sharing contribution or qualified nonelective contribution for any plan year to be made in cash or Company stock. No Company contributions were made for 1996 or 1995. On December 31, 1996 the Plan was amended effective as of January 1, 1997 to provide for a matching contribution by the Company in the amount of 25% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions will vest after an employee has attained three years of service, will be invested in The Lincoln Electric Non-Voting Stock Fund, and will not be subject to participant direction.

               The Lincoln Electric Company Employee Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions if any, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENT OPTIONS

The investment options are as follows:

                 Fund                         Description                    Sponsor
--------------------------------------------------------------------------------------------------
   Victory U.S. Government
     Obligations Fund                   Money Market             Victory Broker Dealer Services
   The Bond Fund of America             Bonds                    American Funds Group
   Fidelity Advisors Income &
     Growth Fund                        Growth Stocks            Fidelity Investment Co.
   Fidelity Advisors Equity             Preferred and Common     Fidelity Investment Co.
     Portfolio Growth Fund                 Stocks
   Victory Stock Index Fund             S&P 500 Index            Victory Broker Dealer Services
   Templeton Foreign Fund               International Fund       Templeton Investment Co.
   The Lincoln Electric                 The Lincoln Electric     The Lincoln Electric
     Voting Stock Fund                     Company Common Shares    Company
   The Lincoln Electric                 The Lincoln Electric     The Lincoln Electric
     Non-voting Stock Fund                 Company Class A          Company
                                           Common Shares

The Plan also may periodically hold investments in the Key Employee Benefits
(EB) Money Market Fund while awaiting transfer to participant directed investments.

Effective June 2, 1995, The Victory U.S. Treasury Money Market Fund was consolidated into the Victory U.S. Government Obligations Fund. The two funds are similar in their investment strategies. Effective December 1, 1995, The Bond Fund of America was offered as a new investment option. Also effective December 1, 1995 the Company added two Company stock funds as investment options: The Lincoln Electric Voting Stock Fund and The Lincoln Electric Non-Voting Stock Fund.

               The Lincoln Electric Company Employee Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

PAYMENT OF BENEFITS

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant's account is $3,500 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. If the value of a participant's account is more than $3,500 the participant may elect to defer the payment of his/her account until they reach age 60. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin when the participants attain the age of 70 1/2. A participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Stock Funds in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

PARTICIPANT LOANS RECEIVABLE

Active employees are eligible to borrow up to 50% of their vested account balance with a minimum borrowing of $1,000 up to a maximum of $50,000. The loan may be paid back over any number of months, up to five years. The interest rate on participant loans is determined by the Trustee. The interest rate on outstanding loans is computed as the prime rate in effect at the loan origination date plus 1%. Rates on loans originated during the 1996 and 1995 plan years ranged from 9.25% to 10.0% and 9.5% to 10.0%, respectively.

PLAN TERMINATION

Although the Company has not expressed an intent to do so, it has the right to amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

               The Lincoln Electric Company Employee Savings Plan

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments held at year end are stated at fair value based on quoted market prices. The participant loans receivable are valued at cost which approximates fair value.

Proceeds from sales of securities, less fair value at the beginning of the year or cost for purchases during the year, and net unrealized appreciation (depreciation) based on market price fluctuations during the year or since date of acquisition, are included as net appreciation (depreciation) in fair value of investments.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

ADMINISTRATIVE EXPENSES

During 1995, the Plan was amended effective as of November 1, 1994, to state that all costs and expenses incurred in connection with the administration of the Plan and Trust shall be paid from the trust fund; unless the Company elects to pay all or part of such expenses. The Company elected to pay certain administrative costs of the Plan in 1996 and 1995.

C.     INVESTMENTS

The Trustee of the Plan holds the Plan's investment assets and executes transactions.

The fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1996 and 1995 are as follows:

                                                                       1996              1995
                                                              ------------------------------------

Victory U.S. Government Obligations Fund                         $   3,407,792     $   2,316,043
Fidelity Advisors Income & Growth Fund                               2,952,128         1,920,942
Fidelity Advisors Equity Portfolio Growth Fund                       6,739,793         3,745,918
Victory Stock Index Fund                                             2,810,037         1,380,276
Templeton Foreign Fund                                               4,892,733         2,761,917

               The Lincoln Electric Company Employee Savings Plan

D.     INCOME TAX STATUS

On March 22, 1996, the Internal Revenue Service issued a favorable determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 1996, the Plan held 11,372 Common Shares and 10,672 Class A Common Shares of The Lincoln Electric Company stock with a fair value of $373,855 and $325,551, respectively.

At December 31, 1995, the Plan held 2,964 Common Shares and 1,604 Class A Common Shares of The Lincoln Electric Company stock with a fair value of $74,100 and $38,496, respectively.

F.     SUBSEQUENT EVENTS

Effective July 1, 1997, The Lincoln Electric Company Employee Stock Ownership Plan ("ESOP"), with assets of approximately $29 million at May 31, 1997, will be eliminated and the assets merged into the Trust of the Plan. Individuals not participating in the Plan at the time of the merger, but who maintain assets in the ESOP, will automatically be enrolled as participants and have account balances established in the Plan.

Also effective July 1, 1997, the Plan will offer three additional investment funds: The EB MaGIC fund, which invests in insurance company and other investment contracts with maturities of five years or less; The Income Fund of America, which invests in a balanced portfolio of equity and fixed income securities; and the Franklin Small Cap Growth Fund, which invests in equity securities of companies with market capitalizations of less than $1 billion.

               The Lincoln Electric Company Employee Savings Plan

     Form 5500, Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                              Description of             Historical          Current
                 Identity of Issue                              Investment                  Cost              Value
------------------------------------------------------------------------------------------------------------------------

Victory U.S. Government
   Obligations Fund                                          323,442.666 units      $     3,287,038    $     3,407,792

The Bond Fund of America                                      23,826.539 units              326,241            327,615

Fidelity Advisors Income & Growth Fund                       180,227.562 units            2,770,239          2,952,128

Fidelity Advisors Equity Portfolio
   Growth Fund                                               160,433.056 units            5,937,112          6,739,793

Victory Stock Index Fund                                     184,627.934 units            2,415,775          2,810,037

Templeton Foreign Fund                                       472,271.524 units            4,451,494          4,892,733

Key Trust Company of Ohio
   N.A.--Employee Benefits
   Money Market Fund*                                         48,793.790 units               48,794             48,794

The Lincoln Electric Company*                              11,372 Common Shares             326,865            373,855

The Lincoln Electric Company*                              10,672 Class A
                                                                Common Shares               302,185            325,551

Participant loans                                              9.25% to 10.0%;
                                                           variable maturities              284,753            284,753
                                                                                 ---------------------------------------

                                                                                    $    20,150,496    $    22,163,051
                                                                                 =======================================


*  Indicates party-in-interest to the Plan

               The Lincoln Electric Company Employee Savings Plan

           Form 5500, Item 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1996


                                                                                  Current
                                                                                   Value
                                                                                 of Asset on       Net
                                        Purchase       Selling       Cost of     Transaction      Gain
        Description of Asset              Price         Price         Asset          Date        (Loss)
------------------------------------------------------------------------------------------------------------

CATEGORY (i)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio
   N.A.--Employee Benefits Money
   Market Fund*                         $ 3,170,194                $  3,170,194   $ 3,170,194
                                                      $ 3,000,670     3,000,670     3,000,670

Fidelity Advisors Equity Portfolio
   Growth Fund                              978,969                     978,969       978,969

Templeton Foreign Fund                      687,265                     687,265       687,265

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio
   N.A.--Employee Benefits Money
   Market Fund*                           4,497,845                   4,497,845     4,497,845
                                                        4,463,053     4,463,053     4,463,053

Fidelity Advisors Income &
   Growth Fund                            1,222,587                   1,222,587     1,222,587

Victory Stock Index Fund                  1,334,223                   1,334,223     1,334,223

Fidelity Advisors Equity Portfolio
   Growth Fund                            2,664,648                   2,664,648     2,664,648

Templeton Foreign Fund                    1,947,411                   1,947,411     1,947,411

Victory U.S. Government
   Obligations Fund                       1,622,295                   1,622,295     1,622,295
                                                          655,863       643,212       655,863    $  12,651

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

*  Indicates party-in-interest to the Plan.

Item 7. Exhibit Index

        Exhibit 23- Consent of Independent Auditors